12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
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September 28, 2022	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
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	Houston	Singapore
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	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

Brian Fetterolf

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	OmniAb, Inc.
Registration Statement on Form 10-12G
Filed on August 24, 2022
File No. 000-56427

Dear Mr. Fetterolf:

We are in receipt of the Staff’s letter dated September 8, 2022 with respect to the above-referenced Registration Statement on Form 10-12G (the “Form 10 Registration Statement”). We are responding to the Staff’s comments on behalf of OmniAb, Inc. (“OmniAb” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form 10-12G filed August 24, 2022

General

1.	Please make conforming changes throughout the registration statement for each applicable comment issued in our letter dated September 7, 2022, regarding the registration statement on Form S-4 of Avista Public Acquisition Corp. II, filed August 22, 2022.

OmniAb’s Response: The Company respectfully notes the Staff’s comment and confirms that, in response to the Staff’s comments on the registration statement on Form S-4 of Avista Public Acquisition Corp. II, the Company has made conforming changes to the Form 10 Registration Statement.

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September 28, 2022

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush
Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Rufus Decker, Securities and Exchange Commission
Abe Friedman, Securities and Exchange Commission
Erin Jaskot, Securities and Exchange Commission
Matthew W. Foehr, OmniAb, Inc.
Charles S. Berkman, OmniAb, Inc.
R. Scott Shean, Latham & Watkins LLP
Jaclyn L. Cohen, Weil, Gotshal & Manges LLP
Raymond O. Gietz, Weil, Gotshal & Manges LLP